UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Smurfit-Stone and Franks Industries Boost Productivity With Creo Prinergy Powerpack Workflow

Vancouver, B.C., Canada (January 28, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) is pleased to report that Prinergy Powerpack™ workflow is significantly improving productivity for North American packaging customers. Prinergy Powerpack workflow began production in October for the offset converting market worldwide.

Prinergy Powerpack Speeds Platemaking

"Prinergy Powerpack workflow really sets the stage for us to pump up our productivity and do more business," says Steve Hamilton, prepress manager, Franks Industries, Inc. of Sunman, Indiana. Prinergy Powerpack workflow has increased the speed of platemaking for the packaging company that produces a quarter of a billion blister cards for companies such as Duracell, the battery manufacturer. It was taking Franks about 4.5 hours to image the plates for a 40-up, 5-color Duracell blister card. Franks, named "Duracell Supplier of the Year", is now making the plates with Prinergy Powerpack workflow in one-third of the time - 1.5 hours. "Having brought Prinergy Powerpack in-house saves us money now that we can do our own prepress and bill direct for our services instead of just passing on the cost of having films made outside," says Steve Harlan, manager of Franks Industries. "We have also noticed reduced downtime due to register on-press."

Smurfit-Stone Container Corporation, the industry's leading manufacturer of paper- and paperboard-based packaging, has also experienced improved plate production. "Through several months of testing we have seen a positive impact on our production times ranging from 30% to 75% faster than our current workflow," explains Trish Smith, digital systems manager, Consumer Packaging Division at Smurfit-Stone.

Powerful Prinergy Powerpack Workflow

The database and automated process plans of Prinergy Powerpack workflow are powerful tools that will bring standardization and accountability in file preparation. "We elected to beta test Prinergy Powerpack workflow because we saw potential with the database and job-management approach to the CTP (computer-to-plate) workflow," says Trish. These tools play an important role as the entire Consumer Packaging Division is moving to a completely digital workflow over the next two years. "The same system model can be used for all of our plants, " says Trish. Because of the modular nature of Prinergy Powerpack workflow, each plant's specific needs will be met by customizing the system configurations and automation settings.

Easy to Use

The ease of use of Prinergy Powerpack workflow ensures prepress staff can transition with the digital workflow. "Prinergy Powerpack provides an opportunity to employ a variety of skill levels into the department, therefore utilizing many of the resources that we currently employ," says Trish. "The learning curve is also reduced because of the user interface and process plans that are managed by an experienced prepress operator."

"The end-to-end PDF workflow was very interesting to us. Once you make the PDF digital master, it works for everything - from proofing to plating," says Steve Hamilton of Franks Industries. "And the integrated archiving capabilities are great - they really keep the server clean." Franks also uses Creo systems such as the Trendsetter® VLF Quantum platesetter, the Renaissance copydot scanning system, and an Iris43WIDE™ imposition proofer.

Developed with Packaging Customers

"We developed Prinergy Powerpack by spending a lot of time listening to our packaging customers and implementing new features that were required to compete in an increasingly more competitive environment. The result is a revolutionary solution in packaging workflow. Prinergy Powerpack is also a key component of Creo's Networked Graphic Production initiative," says Mark Maldeghem, Prinergy Powerpack Product Manager. Networked Graphic Production streamlines the production cycle by improving the exchange of information between the print buyer, creator, prepress operator, and printer/converter, through online collaboration and remote job proofing. "We are proud to reach this milestone. We look forward to helping our packaging customers achieve success using Prinergy Powerpack," says Mark.

Prinergy Powerpack Now Available

Prinergy Powerpack workflow is available for offset packaging converters and is now moving into flexographic packaging converters and trade shops. The first system of its kind for the packaging industry, Prinergy Powerpack is an end-to-end native PDF workflow with full support for advanced trapping and color management processing, and an integrated Oracle® database to track jobs, manage archiving, and generate detailed production reports. The client/server architecture facilitates job collaboration and resource sharing. This architecture allows Prinergy Powerpack to scale from an efficient single server configuration to a fully automated, distributed production system. Prinergy Powerpack includes automation features such as predefined process plan templates, integrated step-and-repeat tools, and the ability to easily exchange jobs between sites.

For more information, visit www.creo.com/products/software_solutions/workflow/Prinergy/powerpack/index.asp.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

About Franks Industries

Franks Industries' new 104,000 square foot distribution center is adjacent to the new corporate head quarters in Sunman, Indiana enables the company to provide just-in-time delivery of folding cartons and packaging wherever needed by customers. www.franksindustries.com

About Smurfit-Stone

Smurfit-Stone Container Corporation is the premier manufacturer of paper- and paperboard-based packaging. Smurfit-Stone holds industry-leading positions in the production of containerboard (including white-top linerboard and recycled medium), corrugated containers, industrial bags, and clay-coated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of folding cartons, solid bleached sulfate, paper tubes and cores, and labels. The company operates more than 300 facilities worldwide and employs approximately 40,000 people.
Holly Hokrein	Tracy Rawa	Rochelle van Halm
Marketing Communications (Americas)	Investor Relations	Media Relations (Headquarters)
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	tracy.rawa@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 28, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary